SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF DECEMBER, 2004

                             --------------------

                          ROGERS COMMUNICATIONS INC.

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                (Translation of registrant's name into English)


                             333 BLOOR STREET EAST
                                  10TH FLOOR
                           TORONTO, ONTARIO M4W 1G9
                                    CANADA
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                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F   [ ]       Form 40-F      [X]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes         [ ]       No             [X]

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROGERS COMMUNICATIONS INC.


By:     /s/ Graeme McPhail
        ----------------------------------------------------------------------
        Name:    Graeme McPhail
        Title:   Vice President, Associate General Counsel


Date:  December 6, 2004


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                                 EXHIBIT INDEX

Exhibit Number      Description
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99.1                Material change report dated December 1, 2004, filed on
                    Form 51-102F3 by Rogers Communications Inc. on December 2,
                    2004